-------------------------------------------------------------------------
                                  UNITED STATES
                       	SECURITIES AND EXCHANGE COMMISSION
                            	Washington, D.C. 20549



                                	FORM 12b-25



                         	NOTIFICATION OF LATE FILING

[X] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [ ] Form 10-Q  [ ] Form N-SAR



	For the Fiscal Year ended		             	Commission File Number
	    December 31, 1999					               0-4431



PART I - REGISTRANT INFORMATION

                           	AUTO-GRAPHICS, INC.
         	(Exact name of registrant as specified in its charter)


        California             		             95-2105641
(State or other jurisdiction of			       (I.R.S. employer
incorporation or organization)			        identification number)



	  3201 Temple Avenue
   Pomona, California         		                91768
	(Address of principal		                 			  (Zip Code)
	 executive offices)



	Registrant's telephone number:  (909) 595-7204







---------------------------------------------------------------------------

PART II - RULES 12b-25(b) AND (c)

			[X]	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

			[X]	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date.

   [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

The within Notification of Late Filing is occasioned by the need for the Registrant to obtain: The consent for the inclusion of the report of the registrant's former certified public accountant, covering the registrant's prior period (1997) audited financial statements, in the Company's 1999 Report on Form 10-K from such former accountant following the previously reported engagement by the registrant of a new certified public accountant to audit and report upon the Company's 1998 and now 1999 year-end finacial statements. The registrant's 1999 Form 10-K Report is expected to be filed electronically on or before April 14, 2000.

PART IV - OTHER INFORMATION

(1) Person(s) to contact in regard to this notification:

       	Robert H. Bretz, Esq. (310) 578-1957

(2) Indicate by check mark whether all reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months have been filed.

         Yes    X   		No

(3) Indicate by check mark whether it is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

        	Yes    X   		No

The registrant reported a substantial net loss for the year ended
December 31, 1998 and anticipates reporting net income for the year ended December 31, 1999 of approximately $100,000.


AUTO-GRAPHICS, INC. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  3/29/00                          	By /s/ Daniel E. Luebben
      -----------------                  ---------------------------
                		                       Daniel E. Luebben, Secretary and
                                         Chief Financial Officer